PATENT LICENSE AGREEMENT

        THIS AGREEMENT ENTERED INTO AND EFFECTIVE THIS 6th day of October, 1999 by and between Jerry I. Jacobson, of 2006 Mainsail Circle, Jupiter, Florida 33477-1418 ("Jacobson"), and Jacobson Resonance Enterprises, Inc., a Florida corporation, having an address at 9960 Central Park Blvd., #302, Boca Raton, Florida 33428 ("Enterprises").

        Jerry I. Jacobson is the owner of United States Applications Serial Nos. 08/440,896, 09/148,435, and 09/386,696, concerning certain treatments and devices employing magnetic field therapy, and other country counterparts thereof (the "Patents"). The invention concerns a variety of related devices and methods of treatment using magnetic fields (the "Products" and "Methods").

        Enterprises is a corporation formed by Jacobson to manufacture, market, sell, and distribute Products and to practice and have practiced Methods, and to sublicense all the foregoing. As part of the consideration to be received by Jacobson from Enterprises, Jacobson has agreed to license Enterprises to manufacture, use and sell various Products and to practice or have practiced Methods covered by the Patents.

         NOW, THEREFORE, the parties do hereby agree as follows:

                                    ARTICLE I
                                 Grant of Rights

        Section 1.01 Subject to the conditions of this Agreement, Jacobson hereby grants to Enterprises the exclusive worldwide right and license to manufacture, use and sell the Products and to practice or have practiced the Methods, including right to sublicense all of the foregoing.

        Section 1.02 Jacobson acknowledges that Enterprises may arrange for manufacture and distribution of the Products or practice of Methods by other companies.

                                   ARTICLE II
                               Payment and Records

        Section 2.01 Enterprises agrees to pay royalties under this Agreement to Jacobson upon issuance of patents in the various countries as follows:

        1. U.S. Application Serial No. 08/440,896 and other country counterparts: A royalty of three (3%) percent of gross revenues, including sales for Products or Methods sold, used or practiced, which are covered by patents issuing thereon in each country.


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        2.        U.S. Application Serial No. 09/148,435 and other country
                  counterparts: A royalty of four (4%) percent of gross revenues, including sales for Products or Methods sold, used or practiced, which are covered by patents issuing thereon in each country.

        3. U.S. Application Serial No. 09/386,696 and other country counterparts: A royalty of four (4%) percent of gross revenues, including sales for Products or Methods sold, used or practiced, which are covered by patents issuing thereon in each country.


         Section 2.02 For any revenues obtained by any sublicense, the above royalty payments shall apply and be due and payable by Enterprises based on the gross revenues (as set forth for Enterprises) received by each sublicensee. Enterprises agrees to include adequate terms and conditions in such sublicense agreements to ensure compliance with the terms and conditions of this Agreement.

        Section 2.03 Enterprises shall maintain business records of all sales and receipts and shall require sublicensees to do the same, and Jacobson shall have the right, on reasonable notice, to audit such records, together with accountants of his choice. Enterprises shall impose the same requirements on any sublicensee, and shall audit sublicensee records upon Jacobson's request. In the event that any audit of Enterprises or a sublicensee reveals an underpayment of more than five percents of royalties due, Enterprises shall pay the costs of the audit, the amounts due and unpaid, and an additional ten percent of the amounts due and unpaid.

                                   ARTICLE III
                         Representations and Warranties

        Section 3.01 Jacobson warrants that he is the owner of all rights, title, and interest to the United States Applications Nos. 08/440,896, 09/148,435, and 09/386,696, including other country counterparts and that he has the right to enter into this Agreement and to convey the rights herein.

        Section 3.02 Enterprises represents and warrants that it is authorized to enter into this Agreement.
                                   ARTICLE IV
                              Assignment of Rights

        Section 4.01 Enterprises' rights under this Agreement shall not be assigned to any person or corporation succeeding to its business as a result of sale, consolidation, reorganization or otherwise without the expressed consent and acceptance in writing by Jacobson.


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                                    ARTICLE V
                                 Patent Marking

        Section 5.01 Enterprises agrees to mark or require marking of all Products sold or literature, brochures or other written materials used with the Methods practiced by it or any sublicensee under this Agreement with the words "US Patent (applicable numbers upon issuance").

                                   ARTICLE VI
                              Term and Termination

        Section 6.01 Unless otherwise terminated, the term of this Agreement shall be for five (5) years from the date of execution of this agreement and may be renewed with the consent of both parties.

        Section 6.02 This Agreement may also be terminated at any time by the written consent of both Jacobson and Enterprises.

        Section 6.03 Jacobson shall have the right to terminate this Agreement upon the occurrence of any material breach of this Agreement by Enterprises. Jacobson shall give Enterprises written notice of its intention to terminate this Agreement specifying the grounds for termination. The termination shall be effective sixty (60) days after the receipt of such notice by Enterprises unless the breach is cured before the expiration of the sixty (60) day period.

        Section 6.04 If for any reason Enterprises during the term of this Agreement shall cease to exist as a business entity, the Agreement shall automatically be terminated, and all rights licensed revert to Jacobson.

                                   ARTICLE VII
                                 Controlling Law

        Section 7.01 This Agreement and all conditions of this Agreement shall be construed in accordance with the laws of the United States and the State of Florida.

                                  ARTICLE VIII
                                     Notice

        Section 8.01 Any notice or report required to be given by this Agreement shall be in writing and delivered by hand, by commercial courier, or by facsimile (confirmed by registered or certified mail, postage prepaid), addressed to:

         Jacobson: Jerry I. Jacobson, 2006 Mainsail Circle, Jupiter, Florida 33477-1418, fax: .(561) 477-6101.

         Enterprises: Jacobson Resonance Enterprises, Inc., 9960 Central Park Blvd., #302, Boca Raton, FL 33428, fax: (561) 477-6101.


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         IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.




                                            /s/ Jerry I. Jacobson
                                            ---------------------
                                            Jerry I. Jacobson



                                            JACOBSON RESONANCE ENTERPRISES, INC.


                                   By:      /s/ Jerry I. Jacobson
                                            ---------------------
                                            Jerry I. Jacobson
                                            Chairman of the Board & CEO








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